Exhibit 99.3

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and June 30, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	June 30,
	Note	2021	2022
Assets
Non-current assets
Other non-current assets		44	128
Derivative financial instruments – non-current portion	12	—	25
Tangible fixed assets	4	1,888,583	1,714,062
Right-of-use assets	5	81,996	73,555
Total non-current assets		1,970,623	1,787,770
Current assets
Vessels held for sale	4	—	113,435
Trade and other receivables		11,156	15,828
Inventories		2,991	3,153
Prepayments and other current assets		1,433	1,808
Derivative financial instruments – current portion	12	—	94
Short-term cash deposits		—	10,000
Cash and cash equivalents		145,530	147,272
Total current assets		161,110	291,590
Total assets		2,131,733	2,079,360
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,272,865 units issued and outstanding as of June 30, 2022)	6	579,447	600,151
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of June 30, 2022)	6	10,717	11,170
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,669,400 Series A Preference Units, 3,822,780 Series B Preference Units and 3,384,401 Series C Preference Units issued and outstanding as of June 30, 2022)	6	329,334	310,606
Total partners’ equity		919,498	921,927
Current liabilities
Trade accounts payable		9,547	14,220
Due to related parties	3	952	4,350
Derivative financial instruments—current portion	12	5,184	10
Other payables and accruals	8	50,171	51,352
Borrowings—current portion	7	99,307	159,342
Lease liabilities-current portion	5	10,342	10,512
Total current liabilities		175,503	239,786
Non-current liabilities
Derivative financial instruments—non-current portion	12	4,061	72
Borrowings—non-current portion	7	986,451	876,802
Lease liabilities-non-current portion	5	45,556	40,367
Other non-current liabilities		664	406
Total non-current liabilities		1,036,732	917,647
Total partners’ equity and liabilities		2,131,733	2,079,360

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022

Revenues	9	70,352	84,922	157,440	170,381
Voyage expenses and commissions		(1,852)	(2,172)	(3,931)	(3,633)
Vessel operating costs	11	(20,044)	(19,047)	(37,851)	(37,621)
Depreciation	4,5	(20,798)	(22,224)	(41,484)	(44,211)
General and administrative expenses	10	(3,488)	(4,380)	(6,559)	(9,071)
Impairment loss on vessels	4	—	(28,027)	—	(28,027)
Profit from operations		24,170	9,072	67,615	47,818
Financial costs	13	(9,115)	(9,778)	(18,531)	(18,559)
Financial income		11	221	23	260
(Loss)/gain on derivatives	13	(403)	1,246	916	6,223
Total other expenses, net		(9,507)	(8,311)	(17,592)	(12,076)
Profit and total comprehensive income for the period		14,663	761	50,023	35,742

Earnings/(loss) per unit, basic and diluted:	14
Common unit, basic		0.14	(0.12)	0.71	0.42
Common unit, diluted		0.14	(0.12)	0.68	0.40
General partner unit		0.14	(0.12)	0.72	0.42

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

					Class B	Preference		Total
	General partner		Common unitholders		unitholders	unitholders		Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity
Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units	56,158	205	3,195,401	9,593	—	—	—	9,798
Settlement of awards vested during the period	—	—	8,976	—	—	—	—	—
Distributions declared	—	(20)	—	(950)	—	—	(15,164)	(16,134)
Share-based compensation, net of accrued distribution	—	4	—	172	—	—	—	176
Partnership’s profit and total comprehensive income (Note 14)	—	732	—	34,127	—	—	15,164	50,023
Balance as of June 30, 2021	1,077,494	11,949	50,722,201	637,843	2,075,000	14,350,000	347,889	997,681

Balance as of January 1, 2022	1,077,494	10,717	51,137,201	579,447	1,660,000	13,616,022	329,334	919,498
Repurchases of preference units (Notes 6, 14)	—	(4)	—	(212)	—	(739,441)	(18,526)	(18,742)
Settlement of awards vested during the period and issuance of general partner units (Note 6)	2,769	16	135,664	—	—	—	—	16
Distributions declared (Note 6)	—	(21)	—	(1,023)	—	—	(14,010)	(15,054)
Share-based compensation, net of accrued distribution	—	9	—	458	—	—	—	467
Partnership’s profit and total comprehensive income (Note 14)	—	453	—	21,481	—	—	13,808	35,742
Balance as of June 30, 2022	1,080,263	11,170	51,272,865	600,151	1,660,000	12,876,581	310,606	921,927

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

		For the six months ended
		June 30,	June 30,
	Note	2021	2022
Cash flows from operating activities:
Profit for the period		50,023	35,742
Adjustments for:
Depreciation	4,5	41,484	44,211
Impairment loss on vessels	4	—	28,027
Financial costs	13	18,531	18,559
Financial income		(23)	(260)
Gain on derivatives	13	(916)	(6,223)
Share-based compensation	10	167	463
		109,266	120,519
Movements in working capital		3,751	1,662
Net cash provided by operating activities		113,017	122,181
Cash flows from investing activities:
Payments for tangible fixed assets additions		(12,241)	(1,219)
Financial income received		23	123
Purchase of short-term cash deposits		(2,500)	(10,000)
Net cash used in investing activities		(14,718)	(11,096)
Cash flows from financing activities:
Borrowings repayments	7	(54,838)	(51,746)
Principal elements of lease payments	5	(224)	(5,151)
Interest paid	8, 13	(21,384)	(18,646)
Release of cash collateral for interest rate swaps		280	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6	10,205	16
Repurchases of preference units	6	—	(18,742)
Payment of offering costs		(124)	(20)
Distributions paid (including common and preference)	6	(16,134)	(15,054)
Net cash used in financing activities		(82,219)	(109,343)
Increase in cash and cash equivalents		16,080	1,742
Cash and cash equivalents, beginning of the period		103,736	145,530
Cash and cash equivalents, end of the period		119,816	147,272

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		10,523	8,621
Financing costs included in liabilities at the end of the period		—	51
Offering costs included in liabilities at the end of the period		283	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of June 30, 2022, the Partnership wholly owned 14 LNG vessels, of which one was agreed to be subsequently sold (Note 4), and operated one LNG vessel leased back under a bareboat charter.

As of June 30, 2022, GasLog held a 33.2% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the six months ended June 30, 2022.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2021, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 1, 2022.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2021. On July 28, 2022, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2021 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Adoption of new and revised IFRS

(a)  Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b)  Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2021	June 30, 2022
Due to GasLog LNG Services (a)	131	2,013
Due to GasLog (b)	821	2,337
Total	952	4,350
(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”. As of December 31, 2021, the amount outstanding under the Sponsor Credit Facility was nil. The Sponsor Credit Facility matured in March 2022.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 14 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2021 and 2022:

			For the three months ended		For the six months ended
Company	Details	Account	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
GasLog LNG Services	Commercial management fees(i)	General and administrative expenses	1,350	1,047	2,700	2,112
GasLog	Administrative services fees(ii)	General and administrative expenses	1,177	2,171	2,354	4,342
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,681	3,864	3,256
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	—	8	10	13
GasLog	Commitment fee under Sponsor Credit Facility (Note 13)	Financial costs	76	—	151	68
GasLog	Realized loss on interest rate swaps held for trading (Note 13)	(Loss)/gain on derivatives	1,373	475	2,692	1,344
(i)	Effective January 1, 2022, the annual commercial management fee changed from $360 for each vessel to a fixed commission of 1.25% on the annual gross charter revenues of each vessel.
(ii)	Effective January 1, 2022, the annual administrative services fee was changed to $579 per vessel, from $314 effective since January 1, 2021.
(iii)	Effective January 1, 2022, the management fee was changed to $37.5 per vessel per month (from $46 per vessel per month). In April 2022, GAS-eight Ltd. entered into a similar management agreement for the Solaris, previously managed by a subsidiary of Shell plc.

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

		Other tangible	Total tangible fixed
	Vessels	assets	assets
Cost
As of January 1, 2022	2,681,095	4,089	2,685,184
Additions	616	1,963	2,579
Transfer under Vessels held for sale	(324,034)	—	(324,034)
As of June 30, 2022	2,357,677	6,052	2,363,729

Accumulated depreciation and impairment loss
As of January 1, 2022	796,601	—	796,601
Depreciation	35,638	—	35,638
Transfer under Vessels held for sale	(182,572)	—	(182,572)
As of June 30, 2022	649,667	—	649,667

Net book value
As of December 31, 2021	1,884,494	4,089	1,888,583
As of June 30, 2022	1,708,010	6,052	1,714,062

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

In June 2022, GAS-twenty Ltd., the vessel-owning entity of the Methane Shirley Elisabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed in the third quarter of 2022. Also, as of June 30, 2022, GasLog Partners was actively pursuing to enter into an agreement for the sale and lease-back of a second steam turbine propulsion (“Steam”) vessel. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of the reporting date with respect to both vessels. As a result, the carrying amounts of the Methane Shirley Elisabeth ($67,339) and the second vessel ($74,123) were reclassified as “Vessels held for sale” (within current assets) and remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $14,664 and $13,363, respectively.

As of June 30, 2022, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its remaining vessels.

5. Leases

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessel	Equipment	Total
As of January 1, 2022	81,651	345	81,996
Additions	—	132	132
Depreciation	(8,395)	(178)	(8,573)
As of June 30, 2022	73,256	299	73,555

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2022	55,898
Additions	132
Interest expense on leases (Note 13)	808
Payments	(5,959)
As of June 30, 2022	50,879
Lease liabilities—current portion	10,512
Lease liabilities—non-current portion	40,367
Total	50,879

6. Partners’ Equity

The Partnership’s cash distributions for the six months ended June 30, 2022 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
April 27, 2022	Common	$0.01	May 11, 2022	522
May 12, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2022	6,898
			Total	$15,054

In the six months ended June 30, 2022, under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled 80,600 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 312,791 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 346,050 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid during the period for repurchases of preference units was $18,742, including commissions.

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 Restricted Common Units (“RCUs”) and 14,062 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”). On June 30, 2022, GasLog Partners issued 101,964 common units in connection with the vesting of 50,982 RCUs and 50,982 PCUs under its 2015 Plan. During this period, the Partnership also issued 2,769 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $16.

7. Borrowings

	December 31,	June 30,
	2021	2022
Amounts due within one year	103,493	163,821
Less: unamortized deferred loan issuance costs	(4,186)	(4,479)
Borrowings - current portion	99,307	159,342
Amounts due after one year	996,242	884,168
Less: unamortized deferred loan issuance costs	(9,791)	(7,366)
Borrowings - non-current portion	986,451	876,802
Total	1,085,758	1,036,144

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”.

In the six months ended June 30, 2022, the Partnership repaid $51,746 in accordance with the repayment terms under its credit facilities.

The current portion of borrowings includes an amount of $69,125 (debt less unamortized loan issuance costs) with respect to our two Steam vessels reclassified under "Vessels held for sale" as of June 30, 2022 (Note 4).

GasLog Partners was in compliance with its financial covenants as of June 30, 2022.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31,	June 30,
	2021	2022
Unearned revenue	28,325	28,530
Accrued off-hire	1,768	2,311
Accrued purchases	3,273	2,037
Accrued interest	9,180	10,020
Other accruals	7,625	8,454
Total	50,171	51,352

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Revenues from long-term time charters	42,881	43,498	92,915	88,850
Revenues from spot time charters	27,471	41,424	64,525	81,531
Total	70,352	84,922	157,440	170,381

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Administrative services fees (Note 3)	1,177	2,171	2,354	4,342
Commercial management fees (Note 3)	1,350	1,047	2,700	2,112
Share-based compensation	94	203	167	463
Other expenses	867	959	1,338	2,154
Total	3,488	4,380	6,559	9,071

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Crew costs	9,675	10,936	18,647	21,286
Technical maintenance expenses	5,848	3,893	10,214	7,937
Other operating expenses	4,521	4,218	8,990	8,398
Total	20,044	19,047	37,851	37,621

12. Derivative Financial Instruments

The fair value of the Partnership’s derivative assets is as follows:

	December 31,	June 30,
	2021	2022
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	119
Total	—	119
Derivative financial instruments, current assets	—	94
Derivative financial instruments, non-current assets	—	25
Total	—	119

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31,	June 30,
	2021	2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,245	82
Total	9,245	82
Derivative financial instruments, current liability	5,184	10
Derivative financial instruments, non-current liability	4,061	72
Total	9,245	82

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to economically hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 18 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of June 30, 2022. The change in the fair value of the interest rate swaps for the three and six months ended June 30, 2022 amounted to a gain of $2,459 and a gain of $9,282, respectively (for the three and six months ended June 30, 2021, a gain of $1,962 and a gain of $5,569, respectively), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and six months ended June 30, 2022, the gain of $2,459 and the gain of $9,282, respectively (Note 13), was mainly attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

13. Financial Costs and (Loss)/gain on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Amortization of deferred loan issuance costs	1,215	1,053	2,439	2,132
Interest expense on loans	7,716	8,172	15,599	15,077
Interest expense on leases	4	397	9	808
Commitment fees	76	—	151	68
Other financial costs including bank commissions	104	156	333	474
Total financial costs	9,115	9,778	18,531	18,559

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Unrealized gain on interest rate swaps held for trading (Note 12)	(1,962)	(2,459)	(5,569)	(9,282)
Realized loss on interest rate swaps held for trading	2,365	1,213	4,653	3,059
Total loss/(gain) on derivatives	403	(1,246)	(916)	(6,223)

14. Earnings/(loss) per Unit (“EPU”)

The Partnership calculates earnings/(loss) per unit by allocating reported profit or loss for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings/(loss) per unit is determined by dividing profit or loss for the period, after deducting preference unit distributions and adding/ deducting any difference of the carrying amount of preference units above/below the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the period. Diluted earnings/(loss) per unit is calculated by dividing the profit or loss of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings/(loss) per unit is presented for the period in which the units were outstanding, with earnings/(loss) calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period and Partnership’s profit	14,663	761	50,023	35,742
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,818)	(15,164)	(13,808)
Differences on repurchase of preference units	—	(134)	—	(216)
Partnership’s profit/(loss) attributable to:	7,081	(6,191)	34,859	21,718
Common unitholders	6,933	(6,064)	34,127	21,269
General partner	148	(127)	732	449
Weighted average number of units outstanding (basic)
Common units	48,161,285	51,171,651	47,841,332	51,154,521
General partner units	1,021,953	1,077,524	1,021,646	1,077,509
Earnings/(loss) per unit (basic)
Common unitholders	0.14	(0.12)	0.71	0.42
General partner	0.14	(0.12)	0.72	0.42
Weighted average number of units outstanding (diluted)
Common units*	50,425,047	51,171,651	50,016,601	53,090,429
General partner units	1,021,953	1,077,524	1,021,646	1,077,509
Earnings/(loss) per unit (diluted)
Common unitholders	0.14	(0.12)	0.68	0.40
General partner	0.14	(0.12)	0.72	0.42
*

Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first and second tranche of 415,000 Class B units on July 1, 2020 and 2021, respectively, the remaining 1,660,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in four tranches of 415,000 units per annum on July 1 of 2022 (Note 16), 2023, 2024 and 2025.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5) as of June 30, 2022, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2022
Not later than one year	210,210
Later than one year and not later than two years	85,578
Later than two years and not later than three years	51,707
Later than three years and not later than four years	45,189
Total	$392,684

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of nine of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2022, ballast water management systems had been installed on seven out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On July 1, 2022, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the third tranche of its Class B units issued upon the elimination of incentive distributions rights in June 2019.

On July 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended June 30, 2022. The cash distribution is payable on August 11, 2022 to all unitholders of record as of August 8, 2022. The aggregate amount of the declared distribution will be $524 based on the number of units issued and outstanding as of June 30, 2022.

On July 27, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 15, 2022 to all unitholders of record as of September 8, 2022.